Exhibit 99.1

Annual Meeting of Holders of
Common Shares of Kinross Gold Corporation (the “Issuer”)
May 8, 2013

REPORT OF VOTING RESULTS
National Instrument 51-102 Continuous Disclosure Obligations Section 11.3

Item 1: Election of Directors

On a vote by a show of hands, the following twelve nominees proposed by management were elected as directors of the Company by the holders of Common Shares to hold office for the ensuing year or until their successors are elected or appointed.  The Company received the following proxy votes from the holders of Common Shares with respect to the election of the twelve nominees:

	Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the Company
JOHN A. BROUGH	For	695,931,559	98.42	60.97
	Withheld	11,186,672	1.58	0.98
	Non Votes	69,767,099		6.11
	Spoiled	0		0

JOHN K. CARRINGTON	For	698,022,698	98.71	61.15
	Withheld	9,095,533	1.29	0.80
	Non Votes	69,767,099		6.11
	Spoiled	0		0

JOHN M.H. HUXLEY	For	696,112,584	98.44	60.99
	Withheld	11,005,647	1.56	0.96
	Non Votes	69,767,099		6.11
	Spoiled	0		0

KENNETH C. IRVING	For	692,329,303	97.91	60.65
	Withheld	14,788,928	2.09	1.30
	Non Votes	69,767,099		6.11
	Spoiled	0		0

JOHN A. KEYES	For	698,013,855	98.71	61.15
	Withheld	9,104,376	1.29	0.80
	Non Votes	69,767,099		6.11
	Spoiled	0		0

JOHN A. MACKEN	For	697,921,115	98.70	61.14
	Withheld	9,197,116	1.30	0.81
	Non Votes	69,767,099		6.11
	Spoiled	0		0

 May 14, 2013

CATHERINE MCLEOD-SELTZER	For	683,306,172	96.63	59.86
	Withheld	23,812,059	3.37	2.09
	Non Votes	69,767,099		6.11
	Spoiled	0		0

JOHN E. OLIVER	For	694,832,374	98.26	60.87
	Withheld	12,285,857	1.74	1.08
	Non Votes	69,767,099		6.11
	Spoiled	0		0

UNA M. POWER	For	697,819,075	98.68	61.14
	Withheld	9,299,156	1.32	0.81
	Non Votes	69,767,099		6.11
	Spoiled	0		0

TERENCE C.W. REID	For	697,939,528	98.70	61.15
	Withheld	9,178,703	1.30	0.80
	Non Votes	69,767,099		6.11
	Spoiled	0		0

J. PAUL ROLLINSON	For	698,038,761	98.72	61.15
	Withheld	9,079,470	1.28	0.80
	Non Votes	69,767,099		6.11
	Spoiled	0		0

RUTH G. WOODS	For	697,871,930	98.69	61.14
	Withheld	9,246,301	1.31	0.81
	Non Votes	69,767,099		6.11
	Spoiled	0		0

Item 2:  Appointment of Auditors

On a vote by a show of hands, KPMG LLP were appointed auditors of the Corporation to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditors. The Company received the following proxy votes from the holders of Common Shares with respect to the election of auditors:

Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the Company
For	758,787,972	97.67	66.48
Withheld	18,097,358	2.33	1.59
Non Votes	0	0	0
Spoiled	0	0	0

 May 14, 2013

Item 3:   Executive Compensation

By a vote by ballot, the Shareholders approved an advisory resolution on Kinross’ approach to executive compensation.  The Shareholders present in person or represented by proxy at the Meeting voted as follows:

Vote Type	Number of shares voted	% on total Shares voted	% on outstanding shares
Votes in Favour	554,033,921	78.34	48.54
Votes Against	153,146,731	21.66	13.42
Non Votes	69,757,818		6.11
Spoiled	0		0

KINROSS GOLD CORPORATION

/s/ Shelley M. Riley
Shelley M. Riley
Vice President, Office Services and
Corporate Secretary